Undercurrent VR, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period April 26, 2017 (Inception) to November 30, 2017
Cash flows from operating activities:	
Net income	$ (2,301)
Stock-based compensation	1,775
Depreciation	76
Changes in operating assets and liabilities:	
Accounts payable	1,300
Net cash used in operating activities	850
Cash flows from investing activities	
Purchase of equipment	(850)
Net cash used in investing activities	(850)
Cash flows from financing activities:	
Sale of common stock	-
Net cash provided by financing activities	-
Net cash increase for period	-
Cash at beginning of period	-
Cash at end of period	$ -

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -